David F. Duvick
ASSOCIATE GENERAL COUNSEL -
CORPORATE, TAX & TREASURY
AND ASSISTANT SECRETARY

651 250 2492	1 ECOLAB PLACE
651 250 2573	ST. PAUL, MN 55102-1390
Dave.duvick@ecolab.com

February 28, 2020

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ecolab Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December  31, 2019, which was filed with the Securities and Exchange Commission on February 28, 2020.

Sincerely,

ECOLAB INC.

By: /s/David F. Duvick
David F. Duvick
Associate General Counsel - Corporate, Tax & Treasury
and Assistant Secretary